UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

PURSUANT TO REGULATION A

November 15, 2018 (November 9, 2018)

(Date of Report (Date of earliest event reported))

XY – The Persistent Company

(Exact name of issuer as specified in its charter)

Delaware	46-1078182
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

1133 Columbia Street #205

San Diego, California 92101

(Full mailing address of principal executive offices)

(619) 456-0936

(Issuer’s telephone number, including area code)

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Effective as of November 2, 2018, XY – the Findables Company (the “Company”), with the prior approval of the Board of Directors of the Company, changed its name to XY – The Persistent Company, pursuant to a Certificate of Amendment of Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on November 9, 2018.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XY – THE FINDABLES COMPANY

By:	/s/ Arie Trouw
Arie Trouw, Chief Executive Officer

Dated: November 15, 2018